Press Release
Corel Corporation Directors Recommend that Shareholders Tender Their Shares in Tender Offer by Corel Holdings, L.P.
OTTAWA, Nov 16, 2009 — Corel Corporation (NASDAQ:CREL; TSX:CRE) today filed a Solicitation/Recommendation Statement on Schedule 14D-9 announcing that the directors mandated by its Board of Directors to act as the Board have unanimously determined to recommend, on behalf of the Corel Corporation (the “Company”), that shareholders tender their shares of the Company’s common stock, no par value per share (“Shares”) pursuant to the tender offer (the “Offer”) commenced on October 28, 2009 by Corel Holdings, L.P. (together with its affiliates, “Vector”).
Under the terms of its tender offer, Vector is seeking to acquire, subject to certain conditions, all of the outstanding Shares not owned by it for $(U.S.)4.00 per share in cash (the “Offer Price”). Vector owns approximately 67% of the Company’s outstanding Shares on a fully-diluted basis.
Supportive Factors
In reaching their determination, the Board considered numerous factors, including the following material factors which the Board believe support their decision:
Opinion of Financial Advisor. Genuity Capital Markets was retained to assess the Offer and to provide advice to the Board in connection with the Offer. The Board considered its discussions with, and the analysis of, its independent financial advisor, Genuity Capital Markets, and Genuity Capital Markets’ written opinion that, as of November 15, 2009 and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, that the consideration proposed to be paid to the holders of Shares (other than Vector and its affiliates) pursuant to the Offer is fair, from a financial point of view, to such holders. The full text of the written opinion of Genuity Capital Markets, dated November 15, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in rendering the opinion is attached as Annex 1 to the Schedule 14D-9. You are urged to read the opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in rendering the opinion.
The opinion addresses only the adequacy of the consideration offered under the Offer from a financial point of view and is directed to the Board. The description and the opinion do not constitute a recommendation to any shareholder as to whether they should tender their Shares to Vector pursuant to the Offer.
Further discussion of the written opinion of Genuity Capital Markets and the report it provided to the Board on November 15, 2009, is contained under the caption “Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel” in the Schedule 14D-9. The Board considered all of the factors, analyses and conclusions of its financial advisor described under the caption “Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel” in the Schedule 14D-9.
Premium. The Offer represents a premium of 27.8% to the closing price of the Shares on October 28, 2009, the trading day immediately preceding the announcement of the original Offer, and a premium of 33.8% to the 20-day volume weighted average price of the Shares in each case notwithstanding that Vector controlled approximately 68.3% of the issued and outstanding Shares. In addition, the Offer Price will be paid entirely in cash, which provides certainty of value.
Realize Immediate Value. The all-cash consideration offered in the Offer permits the shareholders to immediately realize a fair price without incurring the inherent risks of the Company’s business including, among others, competitive threats, potential claims from third parties and the recent disruption in the overall economy and financial and credit markets.
Unlikelihood of an Alternative Value Maximizing Transaction. Vector beneficially owns approximately 68.3% of the issued and outstanding Shares through which it has the power to elect the board of directors. Vector therefore has the power to direct the Company’s policies, including any decision to merge or sell the Company. As a result, no alternative value maximizing transaction can occur without Vector’s cooperation and consent. Vector has informed the Company that it is not considering a sale of its Shares to any third party and that, in its view, no transaction other than an acquisition of the Company by Vector would be appropriate or successful. Accordingly, there is no reasonable prospect of an alternative transaction being available to the minority shareholders. As a result, it was the view of the Board that maintaining the Company as a publicly traded company likely meant that shareholders could only reasonably expect to realize trading values for their Shares that were likely to be significantly less than the Offer Price in the near term and possibly longer.
Business, Economic and Market Conditions. The Board considered information concerning the business, operations, assets and financial condition of the Company as well as its historical operating results and its future prospects. The Board also considered current industry, economic and market conditions and trends potentially affecting the Company.
Liquidity. The Board have taken into account the historical market prices and trading information of the Shares on the Toronto Stock Exchange and the NASDAQ, including the lack of liquidity for shareholders and the risk of further price erosion. The Board have also considered the significant deterioration in the financial markets, which has had a number of consequences, including creating a larger disparity between current trading prices of equity securities and the potential long-term values of equity securities, creating a larger disparity between current multiples of equity securities and historical multiples and making financial metrics from periods prior to the financial crisis beginning in the fourth quarter of 2008 less relevant to current analyses.
Likelihood of Completion. Vector’s obligation to complete the Offer is subject to a limited number of conditions that the Board believes are reasonable under the circumstances. Moreover, Vector, which was founded in 1997, is a respected value investor in established technology businesses and currently manages over $2 billion in equity capital. In light of the foregoing, the Board believe that the transaction is likely to be completed in accordance with its terms and within a reasonable time.
Debt Considerations. The Company is subject to restrictive covenants under its credit facility that impose operating and financial restrictions on the Company. As a result of certain one-time charges expected to be incurred during the Company’s first fiscal quarter in 2010, the Company currently anticipates it will not be in compliance with the total leverage debt covenant under the credit facility at the end of the Company’s first fiscal quarter in 2010. The Company has explored modifying the definitions of such covenant tests to exclude certain one time charges from the calculation, but has determined the costs associated with any changes to the existing credit facility or refinancing to be prohibitive. Therefore, the Company expects that within 45 days following the end of its first fiscal quarter in 2010, it will likely need to effect an “equity cure” under such credit facility. The equity cure provision of the credit facility agreement provides for the Company to apply the proceeds from an equity offering (within certain limitations as fully described in the credit facility agreements) directly towards EBITDA (as defined in such credit facility agreements) for the period for the purpose of calculating the total leverage test. Although the Company currently believes that the ability to apply an equity cure in an amount between $5 million and $10 million within 45 days of the end of the Company’s first fiscal quarter in 2010 will be available to the Company and would be sufficient to prevent the Company from violating the total leverage covenant test at the end of the Company’s first fiscal quarter in 2010, the ability of the Company to do so is uncertain. If the Company cannot effect an equity cure on terms that are reasonable or at all, this may have an adverse effect on the Company. The issuance of equity securities necessary to raise this capital could result in substantial dilution to the Company’s existing stockholders.

Tender Offer Structure. The Board took into account the structure of the transaction as a tender offer, particularly the Minimum Tender Condition (as defined below) and Vector’s statement of intention to acquire non-tendered Shares for consideration per Share in cash equal to the Offer Price pursuant to any compulsory acquisition or subsequent acquisition transaction.
Potentially Negative Factors
The Board also considered a variety of risks and other potentially negative factors concerning the Offer, including the following:
•	the fact that Vector’s interest in acquiring the Shares for a lower price is contrary to the financial interest of the minority shareholders in selling their Shares for a higher price and that the Offer Price may not necessarily ascribe full value to potential future improvements in revenues that may result from improvement in the economy, and the Offer Price might have been higher if it took into account a more robust improvement of the economy or if Vector undertook the Offer at a later date;

•	the fact that, in the Company’s initial public offering in April 2006, Shares were sold at a price of $16.00 and, until December 2008, traded at prices higher than the Offer Price;

•	the fact that many shareholders purchased their Shares at prices in excess of the Offer Price; and

•	The Board note that Vector has indicated in an exhibit to its Tender Offer Statement that, as a private company, the Company will have a far wider range of options available in order to surmount its present difficulties and the Company will be in a stronger position to execute its business plan, mergers and acquisitions and divestitures, and that the minority shareholders will not have an opportunity to participate in these benefits.
Procedural Fairness
The Board recognized from the outset that they lacked the authority to block the Offer and that Vector was not bound to react or modify its Offer in any way in response to the Board’ determinations with respect to the Offer. The Board believe, however, that Vector nonetheless engaged the Board in extensive and serious negotiations which ultimately resulted in the increase in the Offer Price to a price reflecting a 19.4% increase over the $3.35 per Share price indicated by Vector on October 23, 2009 and a 14.3% increase over the $3.50 per Share price offered to shareholders on October 28, 2009. In addition, the Board believe that the Offer is procedurally fair to the minority shareholders based on the following factors:
•	providing for the Board, who are not affiliated with Vector and believe that they have interests that are aligned with the interests of the minority shareholders and opposed to Vector’s interests, to consider the Offer on behalf of the Company;

•	allowing the Board time to analyze the Offer with the assistance of the Board’ independent legal and financial advisors, selected and engaged directly by the Board;

•	the Offer being conditioned upon there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares representing at least a majority of the aggregate number of outstanding Shares (calculated on a fully-diluted basis as of the date the Shares are accepted for payment pursuant to the Offer) not beneficially owned by Vector and the votes attaching to which shall be qualified to be included as votes in favor of any subsequent acquisition transaction in determining whether minority approval (as construed under applicable Canadian securities law) has been obtained in respect thereof (the “Minimum Tender Condition”);

•	the tender offer structure that allows each of the Company’s shareholders to be able to decide voluntarily whether or not to tender such shareholder’s Shares in the Offer; and

•	that minority shareholders who not tender their Shares in the Offer will have the right under a second-step acquisition to dissent and demand payment of the fair value of their Shares.
The foregoing discussion of the factors reviewed by the Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Board did not find it practicable to, and therefore did not, quantify or otherwise assign relative weight to specific factors or methodologies in reaching their conclusions. In addition, individual Board may have given different weight to different factors.
The Board considered the possibility that, if the Offer is withdrawn, the market trading price of the Shares may decline from current levels, because of current stock market conditions and other factors. There can be no assurance that the trading price of the Shares will not decline if the Offer is withdrawn.
The Schedule 14D-9 contains a detailed description of the factors considered by the Board and other important information relating to the recommendation. We urge you to read the Schedule 14D-9 and any amendments thereto carefully and in their entirety so that you will be fully informed as to the Board’s recommendation.
Shareholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and that they should consult their tax advisors.
The directors mandated to act as the Board with respect to this matter are Daniel T. Ciporin, Steven Cohen and Barry A. Tissenbaum. The Board has retained Genuity Capital Markets as its financial advisor and Bennett Jones LLP and Kaye Scholer LLP as its legal advisors. Corel has retained Woodside Counsel, P.C. as U.S. Counsel, and Bennett Jones LLP, as Canadian Counsel.
About Corel
Corel is one of the world’s top software companies with more than 100 million active users in over 75 countries. We develop software that helps people express their ideas and share their stories in more exciting, creative and persuasive ways. Through the years, we’ve built a reputation for delivering innovative, trusted products that are easy to learn and use, helping people achieve new levels of productivity. The industry has responded with hundreds of awards for software innovation, design and value.
Our award-winning product portfolio includes some of the world’s most widely recognized and popular software brands, including CorelDRAW(R) Graphics Suite, Corel(R) Painter(TM), Corel DESIGNER(R) Technical Suite, Corel(R) Paint Shop Pro(R) Photo, Corel(R) VideoStudio(R), Corel(R) WinDVD(R), Corel(R) WordPerfect(R) Office, WinZip(R), and the recently released Corel(R) Digital Studio(TM) 2010. Our global headquarters are in Ottawa, Canada, with major offices in the United States, United Kingdom, Germany, China, Taiwan and Japan.
Forward Looking Statements:
This release includes forward-looking statements which are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, and new product introductions.
Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance or achievements to differ materially from any future results, performance, or achievements discussed or implied by such forward-looking statements. Such risks include the recent disruption in the overall economy and financial and credit markets, which may adversely impact our operations and financial results as well as our ability to obtain financing required to grow our business and make acquisitions. We may experience fluctuations in our operating results depending on the timing and success of product releases. Our core products have been marketed for many years and the packaged software market in North America and Europe is relatively mature and characterized by modest growth. Accordingly, we must successfully complete acquisitions, penetrate new markets, establish relationships with new original equipment manufacturer customers, or increase penetration of our installed base to achieve revenue growth. The long-term trend in our business reflects growth in revenues from acquisitions, which give rise to their own risks and challenges, rather than from our existing products, and that recent growth may not be representative of future growth. We face competitive threats from well established software companies that have significantly greater market share and resources than us and from online services companies that are increasingly seeking to provide software products at little or no incremental cost to their customers to expand their Internet presence and build consumer loyalty. We rely on a small number of key strategic relationships for a significant percentage of our revenue and these relationships can be modified or terminated at any time. In addition, we face potential claims from third parties who may hold patent and other intellectual property rights which purport to cover various aspects of our products and from certain of our customers who may be entitled to indemnification from us in respect of potential claims they may receive from third parties related to their use or distribution of our products. Any resulting litigation costs, settlement costs or royalty requirements could affect our profitability.
These and other risks, uncertainties and other important factors are described in Corel’s Annual Report dated February 9, 2009, filed with the Securities and Exchange Commission (SEC) and the Canadian Securities Administrators (CSA) under the caption “Risk Factors” and elsewhere. A copy of the Corel Annual Report and such other filings can be obtained on Corel’s website, on the SEC’s website at http://www.sec.gov./ or on the CSA’s website at http://www.sedar.com. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are made. We disclaim any intention or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based, except as required by law.
© 2009 Corel Corporation. All rights reserved. Corel, CorelDRAW, Paint Shop Pro, Painter, Corel DESIGNER, VideoStudio, WordPerfect, WinDVD, WinZip, Digital Studio, iGrafx and the Corel logo are trademarks or registered trademarks of Corel Corporation and/or its subsidiaries. All other product, font and company names and logos are trademarks or registered trademarks of their respective companies.
Contact:
Catherine Hughes, 613-728-0826 x1659
catherine.hughes@corel.com